Exhibit 1

British American Tobacco p.l.c. (the “Company” or “BAT”)

28 October 2026

Board and Committee Changes

Bruce Sewell will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director with effect from 1 January 2027 and will be appointed as a member of the Audit and Nominations Committees.

Bruce served as Senior Vice President, General Counsel and Secretary of Apple Inc. from 2009 to 2018. As a member of Apple's executive team, his remit covered legal, compliance and ethics, and government relations. Prior to Apple, Bruce spent 14 years at Intel Corporation, latterly as Senior Vice President and General Counsel. Earlier in his career, he was a Partner at Brown & Bain PC.

Bruce is currently Lead Independent Director of Vail Resorts, Inc., where he previously chaired the Audit and the Nominating and Governance Committees, and a Director and Chair of the Nominating and Governance Committee of C3.ai, Inc.

Commenting on the appointment, Luc Jobin, Chair of the Board, said: "I am pleased to welcome Bruce Sewell to our Board. Bruce brings significant experience in the global technology sector, together with a strong background in engaging with governments and regulators across the U.S., Europe and Asia, and listed-company board experience, including in AI. As we deliver our Horizon 2030 ambitions, his insight will be valuable in navigating a complex regulatory landscape as BAT continues on its ambition to build a Smokeless World."

BAT also announces changes to the membership of the Audit and Remuneration Committees, following a review of their composition. With effect from 30 November 2026, Véronique Laury, Non-Executive Director, will step down from the Audit Committee and join the Remuneration Committee, and Serpil Timuray, Non-Executive Director, will step down from the Remuneration Committee and join the Audit Committee.

The membership of the Audit and Remuneration Committees as at 1 January 2027 will be:

Audit Committee	Remuneration Committee
Darrell Thomas (Committee Chair)	Kandy Anand (Committee Chair)
Uta Kemmerich-Keil	Karen Guerra
Bruce Sewell	Véronique Laury
Serpil Timuray	Matthew Wright

Enquiries:

Media Centre

press_office@bat.com | @BATplc

Investor Relations

Victoria Buxton | IR_team@bat.com

Additional information

1.	This announcement is made in compliance with the Company's obligations under UKLR 6.4.6.

2.	There are no additional matters that would require disclosure under UKLR 6.4.8 in respect of this appointment.